Exhibit 99.1

JA Solar Announces Results of 2015 Annual General Meeting

Shanghai, China, June 3, 2015 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced the results of its Annual General Meeting of shareholders held on June 1, 2015 in Shanghai, China.

The following shareholder resolutions were approved and adopted at the meeting:

•                  The audited financial statements and the Reports of the Chairman and Chief Executive Officer for the year ended December 31, 2014;

•                  The re-election of Baofang Jin as a director of the Company;

•                  The re-election of Bingyan Ren as a director of the Company;

•                  The re-election of Jian Xie as a director of the Company;

•                  The re-election of Hope Ni as a director of the Company;

•                  The re-election of Jiqing Huang as a director of the Company; and

•                  The election of Yuhong Fan as a director of the Company.

Further information can be found in the “Notice of Annual General Meeting of Shareholders,” which is available via the “AGM Summary” link in the “Events & Presentations” section of the Company’s investor relations website at http://investors.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583 7526

Email: victor.kuo@icrinc.com